UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

                                   Juniper Partners Acquisition Corp.
(Name of Issuer)

                              Common Stock, $0.0001 Par Value Per Share

(Title of Class Securities)
                                                        48203X101
(CUSIP Number)

                                                       June 9, 2006
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	48203X101	SCHEDULE 13G	Page	2	of	10

1	NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Millenco, L.P. 13-3532932
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 50,798
	6	SHARED VOTING POWER: -0-
	7	SOLE DISPOSITIVE POWER: 50,798
	8	SHARED DISPOSITIVE POWER: -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 50,798
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 9.3%
12	TYPE OF REPORTING PERSON: PN, BD

CUSIP No.	48203X101	SCHEDULE 13G	Page	3	of	10

1	NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Millennium Management, L.L.C. 13-3804139
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 50,798
	6	SHARED VOTING POWER: -0-
	7	SOLE DISPOSITIVE POWER: 50,798
	8	SHARED DISPOSITIVE POWER: -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 50,798
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 9.3%
12	TYPE OF REPORTING PERSON: OO

CUSIP No.	48203X101	SCHEDULE 13G	Page	4	of	10

1	NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Israel A. Englander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 50,798
	6	SHARED VOTING POWER: -0-
	7	SOLE DISPOSITIVE POWER: 50,798
	8	SHARED DISPOSITIVE POWER: -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 50,798
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 9.3%
12	TYPE OF REPORTING PERSON: IN

CUSIP No.	48203X101	SCHEDULE 13G	Page	5	of	10

Item 1
	(a)	Name of Issuer:

Juniper Partners Acquisition Corp., a Delaware corporation (the "Company").

	(b)	Address of Issuer’s Principal Executive Offices:

56 West 45th Street, Suite 805
New York, New York 10036

Item 2	(a)	Name of Person Filing:
Item 2	(b)	Address of Principal Business Office:
Item 2	(c)	Citizenship:

Millenco, L.P. c/o Millennium Management, L.L.C. 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Millennium Management, L.L.C. 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Israel A. Englander c/o Millennium Management, L.L.C. 666 Fifth Avenue New York, New York 10103 Citizenship: United States

	(d)	Title of Class of Securities:

Common Stock, $0.0001 par value per share ("Common Stock")

	(e)	CUSIP Number

48203X101

Item 3		If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a: :

(a)	[X]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

CUSIP No.	48203X101	SCHEDULE 13G	Page	6	of	10

	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	[X]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership:

    As of the date of this filing, each Reporting Person may be deemed to be the beneficial owner of 50,798 shares of Common Stock as follows:

(i)      22,798 shares of Common Stock owned outright by Millenco, L.P., a Delaware limited partnership (“Millenco”); and

(ii)     28,000 shares of Common Stock owned outright by Millenco, which shares are held as part of the Company’s Series A Units (“Series A Units”). Each Series A Unit consists of (1) two shares of Common Stock, (2) five Class W Warrants (“Class W Warrants”), and (3) five Class Z Warrants (“Class Z Warrants, and, together with the Class W Warrants, the “Warrants”).

     In addition, Millenco owns the following Warrants: (i) 251,900 Class W Warrants exercisable into 251,900 shares of Common Stock; (ii) 212,300 Class Z Warrants exercisable into 212,300 shares of Common Stock, (iii) 70,000 Class W Warrants exercisable into 70,000 shares of Common Stock, which are held as part of Series A Units, (iv) 70,000 Class Z Warrants exercisable into 70,000 shares of Common Stock, which are held as part of Series A Units, (v) 52,700 Class W Warrants exercisable into 52,700 shares of Common Stock, which are held as part of Series B Units, and (vi) 52,700 Class Z Warrants exercisable into 52,700 shares of Common Stock, which are held as part of Series B Units.

    Each Class W Warrant and Class Z Warrant entitles the holder to purchase one share of the Company's Common Stock at a price of $5.00. Each Class W Warrant and Class Z Warrant will become exercisable on the later of the Company’s completion of a business combination and July 13, 2006. As of the date of this filing, the Company has not announced the completion of a business combination. The Class W Warrants will expire on July 12, 2010, or earlier upon redemption, and the Class Z Warrants will expire on July 12, 2012, or earlier upon redemption.

    Millennium Management, L.L.C., a Delaware limited liability company ("Millennium Management"), is the general partner of Millenco, and consequently may be deemed to have voting control and investment discretion over securities owned by Millenco.  Israel A. Englander ("Mr. Englander") is the managing member of Millennium Management.  As a result, Mr. Englander may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Millenco.

    Note: Millennium Partners, L.P., a Cayman Islands limited partnership ("Partners"), is a limited partner of Millenco. As a limited partner, Partners has no investment or voting control over Millenco or its securities positions.

CUSIP No.	48203X101	SCHEDULE 13G	Page	7	of	10

(b) Percent of Class

    9.3% of the Company’s Common Stock (see Item 4(a) above), which percentage was calculated based on an aggregate amount of 548,100 shares of Common Stock outstanding as of August 10, 2006, as reported in the Company's Quarterly Report on Form 10-QSB, dated as of August 11, 2006.

(i) Sole power to vote or to direct the vote:

    50,798

(ii) Shared power to vote or to direct the vote

    -0-

 (iii) Sole power to dispose or to direct the disposition of

    50,798

(iv) Shared power to dispose or to direct the disposition of

    -0-

Item 5. Ownership of Five Percent or Less of a Class

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person

    Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

    Not applicable.

Item 8. Identification and Classification of Members of the Group

    See Exhibit I.

Item 9. Notice of Dissolution of Group

    Not applicable.

Item 10. Certification

    By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	48203X101	SCHEDULE 13G	Page	8	of	10

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of September 5, 2006, by and among Millenco, L.P., Millennium Management, L.L.C. and Israel A. Englander.

CUSIP No.	48203X101	SCHEDULE 13G	Page	9	of	10

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: September 5, 2006

MILLENCO, L.P. By: Millennium Management, L.L.C. its general partner By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer

MILLENNIUM MANAGEMENT, L.L.C.

By:  /s/ Terry Feeney
     Name: Terry Feeney
     Title:  Chief Operating Officer

/s/ Israel A. Englander by David Nolan
pursuant to Power of Attorney filed with
the SEC on June 6, 2005
Israel A. Englander

CUSIP No.	48203X101	SCHEDULE 13G	Page	10	of	10

EXHIBIT I

JOINT FILING AGREEMENT

    This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, $0.0001 par value per share of Juniper Partners Acquisition Corp., a Delaware Corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: September 5, 2006

MILLENCO, L.P. By: Millennium Management, L.L.C. its general partner By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer

MILLENNIUM MANAGEMENT, L.L.C.

By:  /s/ Terry Feeney
     Name: Terry Feeney
     Title:  Chief Operating Officer

/s/ Israel A. Englander by David Nolan
pursuant to Power of Attorney filed with
the SEC on June 6, 2005
Israel A. Englander